UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the monthly period ended August 31, 2020
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On August 13, 2020, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing that it will continue to execute its successful growth strategy after voluntary public takeover offer falls short. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: August 13, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated August 13, 2020

Exhibit 99.1

QIAGEN to continue successful growth strategy focused on execution and greater value creation after voluntary public takeover offer falls short
● Tender offer acceptance of 47% did not reach minimum threshold of 66.67%
● QIAGEN Supervisory Board and Managing Board respect the views of shareholders
● Focus on execution with strong outlook for 2020 and 2021, QIAGEN to continue strategy of creating value through Sample to Insight portfolio for growing molecular testing needs
● QIAGEN to move forward with full acquisition of NeuMoDx, adding versatile integrated molecular testing platforms to portfolio and gaining access to U.S. and other markets
● Ongoing commitment to support global response to coronavirus pandemic

Venlo, The Netherlands, August 13, 2020 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced that it will continue to execute its successful growth strategy aiming to create significant value for shareholders and other stakeholders after the voluntary public takeover offer by Thermo Fisher Scientific, Inc. (NYSE: TMO) did not achieve the minimum 66.67% acceptance threshold from QIAGEN shareholders.
A total of 47% of the outstanding QIAGEN shares were tendered into the offer of EUR 43.00 per share at the expiry of the Acceptance Period on Monday, August 10, 2020, at Midnight Frankfurt time / 18:00 New York time. The amended business combination agreement has been terminated due to the acceptance threshold not having been met.
“We respect the decision of our shareholders and will now continue to execute our strategy to deliver growth and create greater value with our Sample to Insight portfolio that addresses growing molecular testing needs in the life sciences and molecular diagnostics,” said Dr. Håkan, Björklund, Chairman of the Supervisory Board of QIAGEN N.V.
“The magnitude and duration of the global coronavirus pandemic have proven the increasingly critical importance of molecular testing to society. QIAGEN’s business prospects have improved significantly, as shown in our performance for the first half of 2020 and the strong outlook for the rest of this year and for 2021,” said Thierry Bernard, Chief Executive Officer of QIAGEN N.V. “In light of the outcome, we will also move forward with our plans to fully acquire NeuMoDx, Inc., which is growing fast thanks to its unique offering of molecular diagnostic testing platforms along with a solution for coronavirus testing and an expanding range of assays in Europe, the U.S. and rest of the world. Our employees have demonstrated resilience and deep expertise in meeting the challenges of the pandemic, and will continue to play an essential role in building QIAGEN as a unique and differentiated leader in molecular testing through a commitment to execution on our goals.”
Roland Sackers, Chief Financial Officer of QIAGEN N.V., added: “QIAGEN is moving forward from a position of strength with robust growth prospects, anchored by a differentiated portfolio and multiple new product launches in the pipeline. As we focus on greater value creation, QIAGEN builds on a disciplined capital allocation policy anchored by a healthy balance sheet to support investments into our business along with a commitment to increasing returns to shareholders.”
In line with its long-term growth strategy, QIAGEN intends to continue implementing initiatives to accelerate the growth of its Sample to Insight portfolio, delivering efficiency and effectiveness, increasing the value of QIAGEN as an employer of choice and enhancing customer experience.
QIAGEN’s growth strategy is anchored on these commercial initiatives:

•Support global response to the coronavirus pandemic: QIAGEN employees around the world are fully mobilized to address the urgent demand for testing solutions needed in the global response to the coronavirus pandemic. Sales growth of 14% in constant currency terms for the first half of 2020 reflected the significant demand for these products, supporting the outlook for growth trends in the second half of 2020 continuing into 2021. QIAGEN’s initiatives focus on building the most comprehensive portfolio of solutions for COVID-19 testing. These include ramping up production of viral RNA extraction for use on QIAGEN’s QIAcube, QIAsymphony and EZ1 platforms as well as third-party instruments; building up a range of PCR tests on the QIAstat-Dx and NeuMoDx systems that enable COVID-19 detection while analyzing samples at the same time for other respiratory infections; and delivering universal next-generation sequencing (NGS) solutions for use with any sequencer, in particular gene panels integrated with bioinformatics for analysis of the SARS-CoV-2 virus. QIAGEN is also scaling up production capacity for reagents sold to other companies for use in their own COVID-19 tests. New QIAGEN products in accelerated development include a serology test (assessing the body’s immune response to the coronavirus via antibodies) and a rapid antigen test (detection of an active coronavirus infection), planned for launch in the second half of 2020.
•Strengthen excellence in sample technologies: QIAGEN plans to build on its market and technology leadership in sample technologies, a wide range of solutions to extract nucleic acids from biological samples. QIAGEN continues to roll out innovative sample technologies for liquid biopsies, sample and library preparation for next-generation sequencing (NGS) and metagenomics applications. Development initiatives include new products in response to the coronavirus pandemic, as well as innovations for customers in areas such as research, clinical healthcare and forensics that include new applications based on 96-well plates.
•Extend leadership in tuberculosis (TB) detection: Amid predictions that tuberculosis will make a resurgence due to the global disruption to testing initiatives, QIAGEN is implementing a strategy to accelerate the adoption of QuantiFERON-TB in the fight against this pandemic disease. TB is estimated to kill more than 1.5 million people annually. Sales in the first half of 2020 were disrupted by the coronavirus pandemic, but experienced accelerating trends in regions where quarantines and lockdown measures have been eased. QIAGEN’s highly flexible laboratory automation solutions for QuantiFERON-TB Gold Plus – anchored by partnerships with DiaSorin, Hamilton and Tecan – are supporting the conversion from tuberculin skin tests to modern blood-based technology. Additionally, QIAGEN is advancing plans for the launch of QuantiFERON-TB Access (QFT Access), a new version of the gold-standard TB detection test dedicated and tailored to the needs of low-resource settings with a high disease burden of TB.
•Accelerate commercialization of NeuMoDx and QIAstat-Dx systems: QIAGEN intends to move forward with the acquisition of the remaining 80.1% stake in NeuMoDx Molecular, Inc. that it currently does not own. This transaction, which requires customary regulatory approvals and clearances, is expected to be completed for a purchase price of approximately $234 million. QIAGEN expects NeuMoDx to provide significant sales contributions in the future based on its differentiation as a rapid, integrated PCR-based platform that offers a dedicated COVID-19 test as well as an expanding menu of tests for other infectious diseases, such as a new multiplex test combining analysis for influenza, RSV (respiratory syncytial virus) and the SARS-CoV-2 virus, expected to be launched in the second half of 2020. QIAGEN currently does not consolidate in its financial statements the results of operations of NeuMoDx Molecular, Inc. Additional details on this proposed acquisition are planned to be disclosed when QIAGEN reports results for the third quarter and first nine months of 2020.
Additionally, QIAGEN plans to accelerate initiatives to support the expansion of the QIAstat-Dx syndromic testing platform, in particular initiatives to make significant investments to increase production capacity for system cartridges at sites in Hilden, Germany, and Barcelona, Spain, as well as expand the menu of tests on this platform for use in detecting various diseases.
•Enter digital PCR market with QIAcuity launch: Among the leading new product launches in development is QIAGEN’s differentiated entry into digital PCR, a fast-growing market in genomic research. QIAcuity is a series of differentiated new platforms designed to make this technology more accessible and attractive to Life Sciences laboratories worldwide. QIAGEN has a growing pipeline of over 1,500 customer leads, and has increased production capacity in light of higher-than-expected demand.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of June 30, 2020, QIAGEN employed more than 5,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Forward Looking Statements
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's outlook, products, launches, pipeline, regulatory submissions, collaborations, markets, strategy, employees, taxes or operating results; QIAGEN’s plans to continue its growth strategy and the execution of its strategy; QIAGEN’s commitment to support the global response to the COVID-19 pandemic; QIAGEN’s ability to address molecular testing needs in the life sciences and molecular diagnostics; the magnitude and duration of the COVID-19 pandemic; QIAGEN’s ability to increase its value through its growth strategy and initiatives; QIAGEN’s commercial initiatives, including initiatives to support the global response to the COVID-19 pandemic, to strengthen its leadership in sample technologies, to further its leadership in tuberculosis detection, to accelerate commercialization of the QIAstat-Dx and NeuMoDx systems, and to enter the digital PCR market with the QIAcuity launch; impacts of the COVID-19 pandemic on QIAGEN’s business; and the proposed acquisition of NeuMoDx and the potential benefits of such acquisition; are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with the breadth and duration of the COVID-19 pandemic; the availability of SARS-CoV-2 vaccines; the impact of the COVID-19 pandemic on the demand for our products and other aspects of our business; management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions, including the pending acquisition of NeuMoDx, may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).
Additional Information and Where to Find It
This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of QIAGEN or any other securities, nor is it a substitute for the tender offer materials that Thermo Fisher or its acquisition subsidiary file with the SEC and publish in Germany. The terms and conditions of the tender offer are published in, and the offer to purchase ordinary shares of QIAGEN is made only pursuant to, the offer document as permitted for publication by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and related offer materials prepared by Thermo Fisher and its acquisition subsidiary, including the amendment of the offer. The offer document and related offer materials have been published in Germany and filed with the SEC in a tender offer statement on Schedule TO on May 18, 2020, as amended from time to time. The amendment of the offer has been published in Germany and filed with the SEC in an amendment to the tender offer statement on Schedule TO on July 17, 2020. QIAGEN has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer on May 18, 2020, as amended from time to time; in addition, QIAGEN has published a document combining the recommendation statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, “WpÜG”) and the position statement (gemotiveerde standpuntbepaling) pursuant to Section 18 and appendix G of the Dutch Decree on Public Takeovers (Besluit Openbare Biedingen). In addition, on July 22, 2020, QIAGEN has published a supplement to the solicitation/recommendation statement, which QIAGEN filed with an amendment to its solicitation/recommendation statement on Schedule 14D-9 with the SEC. The offer document for the tender offer and the amendment of the offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the tender offer, among other things, are published on the internet at www.thermofisher.com.
Acceptance of the tender offer by shareholders that are resident outside Germany and the United States may be subject to further legal requirements. With respect to the acceptance of the tender offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.
THE TENDER OFFER MATERIALS (INCLUDING THE OFFER DOCUMENT, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND QIAGEN’S RECOMMENDATION STATEMENT PURSUANT TO SEC. 27 WPÜG AND POSITION STATEMENT (GEMOTIVEERDE STANDPUNTBEPALING) PURSUANT TO SECTION 18 AND APPENDIX G OF THE DUTCH DECREE ON PUBLIC TAKEOVERS (BESLUIT OPENBARE BIEDINGEN), AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF QIAGEN ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY, AND NOT THIS DOCUMENT, GOVERN THE TERMS AND CONDITIONS OF THE TENDER OFFER, AND BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES.
The tender offer materials, including the offer document, the amendment of the offer and the related letter of transmittal and certain other tender offer documents, and the solicitation/recommendation statement, the supplemental solicitation/recommendation statement and other documents filed with the SEC by Thermo Fisher or QIAGEN, may be obtained free of charge at the SEC’s website at www.sec.gov or at QIAGEN’s website at www.qiagen.com or by contacting QIAGEN’s investor relations department at 240-686-2222 or at Thermo Fisher’s website at www.thermofisher.com or by contacting Thermo Fisher’s investor relations department at 781-622-1111. In addition, Thermo Fisher’s tender offer statement and other documents filed with the SEC are available at https://ir.thermofisher.com/investors. Furthermore, copies of the offer document and the amendment of the offer are also available free of charge by contacting D.F. King & Co., Inc., Thermo Fisher’s information agent for the tender offer.

QIAGEN

Investor Relations	Public Relations
John Gilardi +49 2103 29 11711 Phoebe Loh +49 2103 29 11457	Thomas Theuringer +49 2103 29 11826 Robert Reitze +49 2103 29 11676
e-mail: ir@QIAGEN.com	email: pr@QIAGEN.com